Exhibit 4.3

OBSIDIAN ENERGY POLICIES EMPLOYEE SAVINGS PLANS Equity and Cash Components Approved by: President and Chief Executive Officer Dated: Effective October 31, 2018

Purpose of Plan

The purpose of the Employee Retirement / Savings Plan – Equity and Cash Component (the “Plan”) is to provide a means by which full-time and part-time employees (“Employees”) of Obsidian Energy Ltd. (“Obsidian Energy”) and its affiliates can (i) save for their retirement and (ii) develop the interest of the Employees in the growth and development of Obsidian Energy and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in Obsidian Energy through the purchase of common shares of Obsidian Energy (“Common Shares”).

Eligibility and Contribution

Any Employee may contribute not less than 1% of their base annual salary to this Plan, and not more than 10% of their base annual salary to the Savings Plans. Any contributions made to this Plan by an Employee are referred to herein as the “Employee’s Contribution”. For each $1.00 contribution to the Savings Plans by an Employee, Obsidian Energy will contribute $1.25 on behalf of the Employee to a maximum of 12.5% of the Employee’s annual base salary. Any matching contributions made to this Plan by Obsidian Energy are referred to herein as “Obsidian Energy’s Contribution”. Effective January 1, 2019, Obsidian Energy’s contribution will be $1.00 to a maximum of 10% of the Employee’s annual base salary.

Employee Election

Employees may elect up to a maximum of four (4) times per calendar year as to the percentage of their salary they wish to contribute to the Plan. Following the making of any such election, this amount will be deducted from the Employee’s pay cheque on the next available pay period and all future pay periods until another election is made.

Contribution to the Cash Fund Account

Where elected, each of the Employee’s Contribution and Obsidian Energy’s Contribution in each calendar month will be deposited in an investment vehicle designated by Obsidian Energy such as an investment savings account or money market fund (the “Cash Fund Account”) to be administered by Obsidian Energy or an agent designated by Obsidian Energy. Any amounts directed to the Cash Fund Account will be deposited to the Cash Fund Account in the month following such contribution.

Any fees or other ancillary expenses relating to the contributions directed to the Cash Fund Account under this Plan shall be paid by Obsidian Energy.

Obsidian Energy Policies	Employee Savings Plans

Acquisition of Common Shares

Where elected, each of the Employee’s Contribution and Obsidian Energy’s Contribution in each calendar month will be used to acquire Common Shares. The Common Shares will be acquired through open market purchases of Common Shares on the Toronto Stock Exchange (the “TSX”) as soon as is reasonably practicable after the end of that calendar month. Common Shares will be purchased by an independent trustee or other purchasing agent (a “Trustee”) in accordance with all applicable laws (domestic or foreign), all regulations, rules, policies, rulings, notices, orders or other instruments promulgated thereunder, and all applicable stock exchange rules and policies (including the rules and policies of the TSX) (collectively, “Applicable Laws”). The Trustee shall be deemed to be independent if the Trustee complies with the independence rules of the TSX as in effect from time to time. As at the date hereof, the rules of the TSX provide that a Trustee is deemed to be non-independent where: (i) the Trustee (or one of the Trustees) is an employee, director, associate or affiliate of a listed issuer; or (ii) the listed issuer, directly or indirectly, has control over the time, price, amount and manner of purchases or the choice of the broker through which the purchases are to be made; provided that the listed issuer is not considered to have control where the purchase is made on the specific instructions of the Employee who will be the beneficial owner of the securities purchased.

Any fees or other ancillary expenses relating to the purchase of Common Shares under this Plan shall be paid by Obsidian Energy. The obligation of Obsidian Energy to cause the Trustee to purchase Common Shares in accordance with the terms of this Plan is subject to compliance with all Applicable Laws.

Vesting

Obsidian Energy’s Contributions shall vest to each Employee from time to time on the last day of the payroll period following such contribution. If an Employee’s employment with Obsidian Energy or an affiliate thereof is terminated for any reason (whether voluntary or involuntary, and including by reason of death) (a “Termination Event”) before the end of any such payroll period, unless determined otherwise by the Board of Directors (the “Board”), the Employee’s Contributions for such payroll period shall be matched by Obsidian Energy’s Contributions notwithstanding such Termination Event, and Obsidian Energy’s Contributions will vest to the Employee at the end of the payroll period following such Termination Event.

All investments made as a result of contributions to the Savings Plans (both employee and employer contributions) are unrestricted and can be redeemed at any time following the monthly contribution load to AST.

Obsidian Energy will pay for up to four eligible transactions per year. Employees can make additional transactions at their own expense.

Obsidian Energy Policies	Employee Savings Plans

Notwithstanding the foregoing or anything else contained in the Plan to the contrary, if an Employee voluntarily leaves Obsidian Energy, or is terminated for a reason other than by death, the Employee must remove all Common Shares and cash (if any) from the account maintained for the benefit of the Employee under the Plan not later than the 90th day following the Employee’s voluntary departure or termination. In the event that the Employee fails to comply with the aforementioned requirement, subject to compliance with all applicable laws, rules and regulations of any governmental authority or other regulatory authority or entity having jurisdiction (including without limitation the trustee of any registered account), the Employee shall be deemed to have authorized Obsidian Energy, the Trustee, or any other agent of Obsidian Energy to close the Employee’s account and to deliver certificates representing all Common Shares held in such Employee’s account, together with payment of all amounts of cash contained in such Employee’s account (if any), to the Employee in such manner as Obsidian Energy shall deem appropriate, in its sole discretion.

In the event of the death of an Employee, all of the Common Shares and any cash contained in the Employee’s account maintained under the Plan will be immediately released. Obsidian Energy may permit the Trustee to effect an immediate transfer of Common Shares to an Employee’s registered retirement savings plan or tax-free savings account.

Miscellaneous

Obsidian Energy may, in its sole discretion, impose such limitations on the participation of Employees in the Plan as it deems appropriate from time to time. Directors of Obsidian Energy who are not also employees of Obsidian Energy shall not be entitled to participate in the Plan.

Amendments and Termination

Obsidian Energy retains the right, by resolution of the Board, to amend from time to time or to terminate the terms and conditions of this Plan. Notwithstanding the foregoing, any amendment or termination of this Plan shall take effect only with respect to Employee’s Contributions and Obsidian Energy’s Contributions (and any Common Shares purchased with such contributions (including Common Shares purchased therewith) paid on such Common Shares (collectively, “Plan Benefits”)) made after the effective date of such amendment or termination; provided, however, that any such amendment or termination may apply to any outstanding Plan Benefits in any one of the following circumstances:

(i)	if, in the opinion of the Board (in its sole and absolute discretion), such amendment does not adversely alter or impair such Plan Benefits; or

(ii)	if Obsidian Energy and an Employee in possession of Plan Benefits agree in writing to such amendment.

Obsidian Energy Policies	Employee Savings Plans

Taxes

Obsidian Energy shall have the power and the right to deduct or withhold, or require an Employee to remit to Obsidian Energy, the required amount to satisfy, in whole or in part, federal, provincial, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan. With respect to required withholding, Obsidian Energy shall have the irrevocable right to (and the Employee consents to) Obsidian Energy setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Obsidian Energy to such Employee (whether arising pursuant to the Employee’s relationship as an officer or employee of Obsidian Energy or as a result of the Employee providing services on an ongoing basis to Obsidian Energy or otherwise), or may make such other arrangements as are satisfactory to the Employee and Obsidian Energy. Any reference in this Plan to Obsidian Energy’s Contributions or a payment of cash is expressly subject to this paragraph.

OBSIDIAN ENERGY LTD.

Per:	/s/ David French
David French

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